UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS YEAR ENDED MARCH 31, 2013

Hawthorne, NY, May 23, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three months and year ended March 31, 2013.

Quarter ended March 31, 2013 Highlights - compared to March 31, 2012
●	Net sales of $165.1 million, increased $20.0 million, or 13.8%, however, volumes have slightly declined
●	Gross profit, as a percentage of net sales was 72.4%, compared to 68.3%
●	Research and development expenses increased 23.9% to $12.2 million
●	Selling, marketing, general and administrative expenses decreased $1.0 million
●	Settlements and loss contingencies of $22.0 million, in March 2013, related to certain price reporting litigations
●	Operating income decreased to $63.1 million, or 38.2% of net sales, compared to $66.2 million, or 45.6% of net sales; however, excluding settlements and loss contingencies, operating income would have been $85.1 million, or 51.6% of net sales
●	Net income attributable to Taro was $49.2 million compared to $47.3 million, resulting in diluted earnings per share of $1.10 compared to $1.06

Year ended March 31, 2013 Highlights - compared to March 31, 2012
●	Net sales of $671.0 million, increased $127.9 million, or 23.5%, however, volumes have slightly declined
●	Gross profit, as a percentage of net sales was 73.7%, compared to 67.3%
●	Research and development expenses increased 39.0% to $46.5 million
●	Selling, marketing, general and administrative expenses decreased $8.1 million and as a percentage of net sales decreased from 17.4% to 12.9%
●	Settlements and loss contingencies, of $33.3 million, primarily related to certain price reporting litigations
●	Operating income increased to $328.6 million, or 49.0% of net sales, compared to $237.6 million, or 43.7% of net sales; however, excluding settlements and loss contingencies, operating income would have been $361.9 million, or 53.9% of net sales
●	Income tax expense increased $31.8 million from $36.0 million to $67.8 million
●	Net income attributable to Taro was $266.2 million compared to $204.3 million, a $61.9 million increase, resulting in diluted earnings per share of $5.95 compared to $4.59

Cash Flow and Balance Sheet Highlights
●	Cash flow provided by operations for the year ended March 31, 2013, as compared to March 31, 2012, was $248.7 million compared to $235.1 million
●	Cash, including marketable securities, increased $226.2 million to $560.5 million from March 31, 2012

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

During the quarter, the Company filed Abbreviated New Drug Applications (“ANDAs”) for five (5) products with the U.S. Food and Drug Administration (“FDA”).  With this, ANDAs representing twenty-one (21) products as well as two (2) New Drug Applications (“NDAs”) await FDA approval.

Taro Receives FDA Approval for Topicort® (desoximetasone) Topical Spray, 0.25%

As announced on April 12, 2013, Taro received approval from the FDA for its NDA, Topicort® (desoximetasone) Topical Spray, 0.25%.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.  Final audited results will be included in the Company's Form 20-F to be filed with the U.S. Securities and Exchange Commission (“SEC”) on or before the due date of July 31, 2013.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for fiscal year 2013.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Year Ended
	March 31,		March 31,
	2013	2012	2013	2012
Sales, net	$165,133	$145,141	$670,954	$543,082
Cost of sales	45,658	45,971	176,128	177,497
Gross Profit	119,475	99,170	494,826	365,585

Operating Expenses:
Research and development, net	12,202	9,847	46,508	33,456
Selling, marketing, general and administrative	22,126	23,101	86,438	94,559
Settlements and loss contingencies	22,000	-	33,300	-
Operating income	63,147	66,222	328,580	237,570

Financial Expenses, net:
Interest and other financial (income) expenses, net	(1,074)	(107)	(1,514)	2,338
Foreign exchange (income) expense	(681)	1,107	(2,417)	(6,222)
Other income (loss), net	1,400	(94)	3,352	264
Income before income taxes	66,302	65,128	335,863	241,718
Tax expense	16,086	17,791	67,799	35,974
Income from continuing operations	50,216	47,337	268,064	205,744

Net (loss) income from discontinued operations	(1,150)	66	(1,194)	(1,016)
Net income	49,066	47,403	266,870	204,728
Net (loss) income attributable to non-controlling interest	(101)	151	664	454

Net income attributable to Taro	$49,167	$47,252	$266,206	$204,274

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.13	$1.06	$5.99	$4.61
Diluted	$1.13	$1.06	$5.98	$4.61

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$	(0.03)	$0.00	*	$	(0.03)	$	(0.02)
Diluted	$	(0.03)	$0.00	*	$	(0.03)	$	(0.02)

Net income per ordinary share attributable to Taro:
Basic	$1.10	$1.06	$5.96	$4.59
Diluted	$1.10	$1.06	$5.95	$4.59

Weighted-average number of shares used to compute net income per share:
Basic	44,757,257	44,476,429	44,677,603	44,468,209
Diluted	44,762,748	44,589,007	44,715,111	44,541,302

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited)
 (U.S. dollars in thousands)

	March 31,	March 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$237,284	$238,266
Short-term bank deposits	312,603	72,440
Restricted short-term bank deposits	7,430	15,780
Marketable securities	3,183	7,835
Accounts receivable and other:
Trade, net	119,810	111,130
Other receivables and prepaid expenses	119,768	98,501
Inventories	109,626	109,638
Long-term assets held for sale, net	67	71
TOTAL CURRENT ASSETS	909,771	653,661

Long-term receivables and other assets	23,227	19,972
Property, plant and equipment, net	145,265	150,750
Other assets	28,373	32,041
TOTAL ASSETS	$1,106,636	$856,424

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,330	$10,957
Trade payables and other current liabilities	181,201	187,942
TOTAL CURRENT LIABILITIES	192,531	198,899

Long-term debt, net of current maturities	17,269	27,949
Deferred taxes and other long-term liabilities	5,875	6,618
TOTAL LIABILITIES	215,675	233,466

Taro shareholders’ equity	886,347	619,008
Non-controlling interest	4,614	3,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,106,636	$856,424

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Year Ended March 31,
	2013	2012

Operating Activities:
Net income	$266,870	$204,728
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	17,765	18,619
Impairment of long-lived assets	-	784
Share-based compensation expense	8	39
Loss on sale of long-lived assets and marketable securities, net	925	593
Increase (decrease) in long-term debt due to currency fluctuations	440	(2,157)
Increase in trade receivables, net	(8,912)	(29,492)
Change in derivative instruments, net	1,550	2,678
Increase in other receivables, prepaid expenses and other assets	(19,560)	(20,175)
Increase in inventories, net	(630)	(24,455)
Effect of exchange differences on inter-company balances	(1,510)	(776)
(Decrease) increase in trade and other payables and liabilities	(8,296)	84,757
Net cash provided by operating activities	248,650	235,143

Investing Activities:
Purchase of property, plant & equipment	(9,466)	(7,016)
Investment in other intangible assets	(777)	-
Investment in long-term security deposits and other assets	(242)	(3,764)
Investment in short-term bank deposits	(241,671)	(31,883)
Proceeds from (investment in) restricted bank deposits	8,224	(11,548)
Proceeds from sale of long-lived assets	1	459
Net cash used in investing activities	(243,931)	(53,752)

Financing Activities:
Excess tax benefits from share-based payment arrangements	838	-
Proceeds from issuance of shares, net	6,584	303
Repayments of long-term debt	(10,748)	(19,502)
Repayments of short-term bank debt, net	-	(2,428)
Net cash used in financing activities	(3,326)	(21,627)

Effect of exchange rate changes	(2,375)	(370)
Net (decrease) increase in cash	(982)	159,394
Cash at beginning of period	238,266	78,872

Cash at end of period	$237,284	$238,266

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 23, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director